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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Buscema,                              John
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                           1 Paragon Drive, Suite 240
--------------------------------------------------------------------------------
                                    (Street)

Montvale,                               NJ                  07645
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


"MDCM"
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


12/99
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Executive Vice President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to                                                                      Common
Purchase             $0.71                     140,000       04/07/95  None     Stock    140,000          140,000     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Options        $0.79  04/25/96    A       52,500          (1)    04/24/07 Common    52,500           52,500     D
(Right to Buy)                                                                  Stock
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Stock Options        $1.07  06/06/97    A       70,000          (2)    06/06/07 Common    70,000          122,500     D
(Right to Buy)                                                                  Stock
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Stock Options        $1.07  05/20/98    A       21,000          (3)    05/20/08 Common    21,000          143,500     D
(Right to Buy)                                                                  Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Options        $1.64  10/31/98    A       17,500          (4)    10/31/08 Common    17,500          161,000     D
(Right to Buy)                                                                  Stock
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Stock Options        $8.00  08/11/99    A(4)    14,000          (5)    08/10/09 Common    14,000          175,000     D
(Right to Buy)                                                                  Stock
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====================================================================================================================================

Explanation of Responses:

(1) Options for 21,000 shares were exercisable on 4/10/97, two years after Reporting Person's date of initial employment with Company; options for an additional 10,500 shares were exercisable on each of April 10, 1998 and 1999; options for an additional 10,500 shares will become exercisable on April 10, 2000.

(2) Options for 28,000 shares were exercisable on 4/10/97, two years after Reporting Person's date of initial employment with Company; options for an additional 14,000 shares were exercisable on each of April 10, 1998 and 1999; options for an additional 14,000 shares will become exercisable on April 10, 2000.

(3) Options for 4,200 shares were exercisable on 5/20/99, options for an additional 4,200 shares will become exercisable on each of May 20, 2000, 2001, 2002 and 2003.

(4) Options for 3,500 shares were exercisable on 10/31/99, options for an additional 3,500 shares will become exercisable on each of October 31, 2000, 2001, 2002 and 2003.

(5) Options for 2,800 shares will become exercisable on each of August 11, 2000, 2001, 2002, 2003 and 2004.



/s/ Edwin Johnson                                           February 14, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
    John Buscema
    By: Edwin Johnson, Attorney-in-Fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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